UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2024

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 12, 2024, Bristol Myers Squibb (“BMS”) notified Immatics N.V. (the “Company”) that, due to ongoing portfolio prioritization efforts within BMS, it has elected to terminate the collaboration agreement, dated June 1, 2022, between Celgene Switzerland LLC and Immatics US, Inc., relating to the development of allogeneic programs, and the opt-in agreement, dated April 28, 2023, between Celgene Switzerland LLC and Immatics GmbH, relating to a target under the parties’ multi-target TCR-T strategic collaboration. The terminations are effective as of March 12, 2025. The Company is not obligated to refund BMS any part of the $60 million upfront payment received under the collaboration agreement or the $15 million opt-in payment received under the opt-in agreement. The Company’s collaboration with BMS under the 2019 multi-target TCR-T strategic collaboration agreement remains ongoing.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-282569) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: December 13, 2024
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer